SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ASSETS

Current assets:		
Cash in bank		$ 453,835
Deposits with/receivables from clearing organization		31,362,905
Receivable from other brokers		1,102,871
Securities owned, at market value		157,502,798
Prepaid expense and other assets		389
Total current assets		190,422,798
Long term assets:		
Property and equipment, net of accumulated depreciation		93,288
Total assets		$ 190,516,086

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		$ 375,593
Payable to clearing organization –		
Inventory financing payable	$ 110,957,742	
Securities sold short – not yet purchased	50,839,537	
Total payable to clearing organization		161,797,279
Total current liabilities		162,172,872
Members' equity		28,343,214
Total liabilities and members' equity		$ 190,516,086

The accompanying notes are an integral part of these financial statements.